As filed with the Securities and Exchange Commission on March 17, 2022

Registration No. 333-109622
Registration No. 811-02513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 29	[X]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Variable Annuity Account C
(Exact Name of Registrant)

Voya Retirement Insurance and Annuity Company
(Name of Depositor)

One Orange Way
Windsor, Connecticut 06095-4774
(Address of Depositor's Principal Executive Offices) (Zip Code)

(860) 580-1631
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

_______	immediately upon filing pursuant to paragraph (b) of Rule 485
___X___	on April 17, 2022 pursuant to paragraph (b) of Rule 485
_______	60 days after filing pursuant to paragraph (a)(1)
_______	on _______ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

___X___	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Fixed or Variable, Group or Individual Immediate Annuity Contracts

EXPLANATORY NOTE

This Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 is being filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the Securities Act of 1933 (the "1933 Act") for the sole purpose of designating a new effective date for the previously filed Post-Effective Amendment No. 26 to the Registration Statement filed on December 13, 2021.

Post-Effective Amendment No. 28 was filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the 1933 Act on February 14, 2022 (Accession No. 0000103007-22-000027). Post-Effective Amendment No. 27 was filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the 1933 Act on January 13, 2022 (Accession No. 0000103007-22-000010).

This Post-Effective Amendment No. 29 incorporates by reference the information contained in Parts A, B and C of Post-Effective Amendment 26 to the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 17th day of March 2022.


VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
    (Registrant)

By: Charles P. Nelson*
        Charles P. Nelson
        President
        (principal executive officer)

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
    (Depositor)

By: Charles P. Nelson*
        Charles P. Nelson
        President
        (principal executive officer)


As required by the Securities Act of 1933, this Post-Effective Amendment No. 29 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Charles P. Nelson* Charles P. Nelson	Director and President (principal executive officer)	
Robert L. Grubka* Robert L. Grubka	Director	
Michael R. Katz* Michael R. Katz	Director and Chief Financial Officer (principal financial officer)	
Heather H. Lavallee* Heather H. Lavallee	Director	March 17, 2022
Francis G. O'Neill* Francis G. O'Neill	Director	
 Mona Zielke	Director	
Michael S. Smith* Michael S. Smith	Director	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Chief Accounting Officer (principal accounting officer)	

By: /s/ Peter M. Scavongelli
       Peter M. Scavongelli
       *Attorney-in-Fact

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* Executed by Peter M. Scavongelli on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.16	Powers of Attorney